UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Issuer)

MUNI-MULTIMODE PREFERRED SHARES

(Title of Class of Securities)

24610T603

(CUSIP Number)

Toronto-Dominion Investments, Inc.

1 Vanderbilt Avenue

New York, NY 10017

(212) 827-7488

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24610T603

1.1	Names of Reporting Persons Toronto Dominion Investments, Inc. 36-2998941
1.2	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
1.3	SEC Use Only __________________________________________
1.4	Source of Funds (See Instructions): WC
1.5	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
1.6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	1.7	Sole Voting Power: 0
	1.8	Shared Voting Power: 990
	1.9	Sole Dispositive Power: 0
	1.10	Shared Dispositive Power: 990

1.11	Aggregate Amount Beneficially Owned by Each Reporting Person: 990
1.12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
1.13	Percent of Class Represented by Amount in Row (11): 100%
1.14	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13D

 CUSIP No. 24610T603

1.1	Names of Reporting Persons Toronto Dominion Holdings (U.S.A.), Inc. 58-1495511
1.2	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
1.3	SEC Use Only __________________________________________
1.4	Source of Funds (See Instructions): WC
1.5	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
1.6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	1.7	Sole Voting Power: 0
	1.8	Shared Voting Power: 990
	1.9	Sole Dispositive Power: 0
	1.10	Shared Dispositive Power: 990

1.11	Aggregate Amount Beneficially Owned by Each Reporting Person: 990
1.12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
1.13	Percent of Class Represented by Amount in Row (11): 100%
1.14	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 24610T603

1.15	Names of Reporting Persons TD Group US Holdings LLC 47-4435262
1.16	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
1.17	SEC Use Only __________________________________________
1.18	Source of Funds (See Instructions): WC
1.19	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
1.20	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	1.21	Sole Voting Power: 0
	1.22	Shared Voting Power: 990
	1.23	Sole Dispositive Power: 0
	1.24	Shared Dispositive Power: 990

1.25	Aggregate Amount Beneficially Owned by Each Reporting Person: 990
1.26	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
1.27	Percent of Class Represented by Amount in Row (11): 100%
1.28	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D

CUSIP No. 24610T603

1.29	Names of Reporting Persons The Toronto-Dominion Bank 13-5640479
1.30	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
1.31	SEC Use Only __________________________________________
1.32	Source of Funds (See Instructions): WC
1.33	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
1.34	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	1.35	Sole Voting Power: 0
	1.36	Shared Voting Power: 990
	1.37	Sole Dispositive Power: 0
	1.38	Shared Dispositive Power: 990

1.39	Aggregate Amount Beneficially Owned by Each Reporting Person: 990
1.40	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
1.41	Percent of Class Represented by Amount in Row (11): 100%
1.42	Type of Reporting Person (See Instructions) BK

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This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 3, 2019 and filed with the SEC on May 6, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated February 11, 2022 and filed with the SEC on August 22, 2022 ("Amendment No. 1"), for Toronto Dominion Investments, Inc. ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”),  TD Group US Holdings LLC (“TD GUS”), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to the Muni-MultiMode Preferred Shares ("MMP Shares") of Delaware Investments National Municipal Income Fund (the "Issuer"),

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 2 Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.

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Item 7 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Certificate for TD

99.3	Secretary’s Certificate for TD GUS”

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2022

TORONTO DOMINION INVESTMENTS, INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By:	/s/ Cody Botnick
Name:	Cody Botnick
Title:	Assistant Secretary

THE TORONTO-DOMINION BANK

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President

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LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Certificate for TD

99.3	Secretary’s Certificate for TD GUS

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SCHEDULE I

INFORMATION RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF THE TD ENTITIES

The following sets forth the name, title and present principal occupation of each executive officer and director of TDI.

TORONTO DOMINION INVESTMENTS, INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation or Employment

Danny Salinas (U.S. Citizen)	Director, Officer, & President	Chief Financial Officer, Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Nancy Haraf (U.S. Citizen)	Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Richard Rosenthal (US Citizen)	Officer, Vice President	Director, Financial & Regulatory Reporting, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Christina Petrou (US Citizen)	Officer, Vice President	Chief Operating Officer, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Robert Franciscus (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Robyn Zeller (US Citizen)	Officer, Vice President	Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

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Executive Officers and Directors of TDH

The following sets forth the name, title and present principal occupation of each executive officer and director of TDH.

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name	Title	Principal Occupation or Employment

Glenn Gibson (Canadian Citizen)	President, Chief Executive Officer	Region Head, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Christina Petrou (US Citizen)	Officer, Vice President, Chief Operating Officer	Chief Operating Officer, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Nancy Haraf (U.S. Citizen)	Officer & Director, Vice President & Treasurer	Director, Finance, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Robyn Zeller (US Citizen)	Officer & Director, Vice President	Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Danny Salinas (U.S. Citizen)	Officer & Director, Vice President	Chief Financial Officer, Executive Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Robert Franciscus (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Pradeep Mehra (India Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Peter Stroud (US Citizen)	Officer, Vice President	Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Robert Doster (US Citizen)	Officer, Vice President	Managing Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017
Stuart Homcy (US Citizen)	Officer, Vice President	Director, TD Securities (USA) LLC 1 Vanderbilt Avenue, New York, NY 10017

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Executive Officers and Directors of TD

The following sets forth the name, title and present principal occupation of each executive officer and director of TD.

THE TORONTO-DOMINION BANK

DIRECTORS

Name	Principal Occupation or Employment

Cherie L. Brant (Canadian Citizen)	Partner Borden Ladner Gervais LLP 22 Adelaide St West, Suite 3400 Toronto, Ontario M5H 4E3
Amy W. Brinkley (U.S. Citizen)	Consultant AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211
Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer Cenovus Energy Inc. 600 Princeton Way SW#505 Calgary, Alberta T2P 5N4
Colleen A. Goggins (U.S. Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540
Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank of Canada 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5
David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657
Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2
Alan N. MacGibbon (Canadian Citizen)	Corporate Director and retired Managing Partner and Chief Executive of Deloitte LLP 15 Birkbank Drive Oakville, Ontario L6J 4Z1

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Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5
Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2
Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7
Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6
S. Jane Rowe (Canadian Citizen)	Vice Chair, Investments Ontario Teachers’ Pension Plan Board 5650 Yonge Street Toronto, Ontario M2M 4H5
Nancy G. Tower (Canadian Citizen)	Former President & Chief Executive Officer, Tampa Electric Company 1550 Dresden Row, Unit 1605 Halifax, Nova Scotia, Canada B3J 4A2

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EXECUTIVE OFFICERS

Name	Principal Occupation or Employment

Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Riaz Ahmed (Canadian Citizen)	President and CEO of TD Securities, Group Head, Wholesale Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Ajai K. Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Raymond Chun (Canadian Citizen)	Group head, Wealth and Insurance, TD Bank Group 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2 Canada
Paul C. Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group 100 Wellington Street West, 27th Floor, TD West Tower Toronto, Ontario M5K 1A2 Canada
Barbara Hooper (Canadian Citizen)	Senior Executive Vice President, Treasury and Enterprise Strategy, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Greg Keeley (U.S. Citizen)	Senior Executive Vice President, Platforms & Technology, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Kenneth W. Lalonde (Canadian Citizen)	Senior Executive Vice President and Chief Human Resources Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Anita O’Dell (U.S. Citizen)	Senior Vice President and Chief Auditor, TD Bank Group US Audit Admin 200 Carolina Point Pkwy, Bldg B Greenville, SC 29607 SC1-009-415
Michael G. Rhodes (U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada
Leovigildo Salom (U.S. Citizen)	Group Head, U.S. Retail and CEO TD Bank and President and CEO, TD Bank, America’s Most Convenient Bank® 1701 Route 70 East, 2nd Floor Cherry Hill, Camden, NJ 08003
Kelvin Vi Luan Tran (Canadian Citizen)	Senior Executive Vice President and Chief Financial Officer, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

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SCHEDULE II

LITIGATION SCHEDULE

During the last five years, the The Toronto-Dominion Bank and its affiliates (the “TD Entities”) have not, and to the best knowledge of The TD Entities none of the executive officers, directors, or controlling persons of the TD Entities listed heterto on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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